Exhibit 99.1

Wearable Devices Expands to Next-Gen Neural Interaction for Everyday Life After Securing Patent in the United States

The patent protects Wearable Devices’ innovative neural measurement of weight, torque, and force applied with multiple real-world use-cases for Brain-Computer Interfaces, Industry 4.0, and Extended Reality

YOKNEAM ILLIT, ISRAEL, March 17, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, announced that it has received a notice of allowance for its patent application entitled “Gesture and Voice-Controlled Interface Device” by the United States Patent and Trademark Office.

Certain claims of the patent protect the Company’s revolutionary gesture-controlled interface ability to be used as wearable scale measuring real-world physical properties from the wrist. The patent covers, inter alia, the ability to estimate the weight of an object, the torque that the user applies fastening rotating objects such as screws and faucets, and measuring the force applied by a user when fastening a connector of an electrical cable harness, along with other innovations in the fields of voice commands, user experience, extended reality (“XR”) embodiment and brain computer interface.

The innovation covered by the patent may be beneficial in multiple real-world applications, with three dominant use cases: enhancing embodiment for individuals with severe disabilities, increasing productivity in logistics and industrial environments, and improving immersion in virtual environments.

The patent is part of the Company’s intellectual property (“IP”) strategy to broaden the protection of its core IP globally using patent families that cover multiple future applications of wearable bio-potential sensors and allows the Company to adapt its patent portfolio in real time to future changes in global markets.

“The newly allowed patent demonstrates the power of neural interfaces in enhancing everyday tasks - whether it’s weighing groceries, measuring the torque applied when closing a faucet, or ensuring connectors are properly fastened. Now that the patent is secured, we are diligently integrating these advanced features into our products to enrich our customers’ lives,” stated Mr. Guy Wagner, co-founder, President and Chief Science Officer of Wearable Devices Ltd.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming, and the rapidly expanding augmented reality (AR), virtual reality (VR) and XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our technology and its potential benefits and our IP strategy. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

IR@wearabledevices.co.il